EXHIBIT 99.1

Precision Drilling Corporation Announces 2021 First Quarter Unaudited Financial Results

CALGARY, Alberta, April 22, 2021 (GLOBE NEWSWIRE) -- This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release. This news release contains references to Adjusted EBITDA, Covenant EBITDA, Operating Earnings (Loss), Funds Provided by (Used in) Operations and Working Capital. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies, see “Non-GAAP Measures” later in this news release.

Precision Drilling announces 2021 first quarter financial results:

  Revenue of $236 million was a decrease of 38% compared with the first quarter of 2020.
  Net loss of $36 million or $2.70 per share compared to net loss of $5 million or $0.38 per share in 2020.
  Earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization (Adjusted EBITDA, see “NON-GAAP MEASURES”) of $55 million was 47% lower than the first quarter of 2020.
  Generated cash and funds provided by operations (see “NON-GAAP MEASURES”) of $15 million and $43 million, respectively.
  First quarter ending cash balance was $78 million.
  Reduced our Senior Credit Facility balance by $49 million and established a $20 million Canadian Real Estate Credit Facility.
  First quarter capital expenditures were $8 million.
  Repurchased and cancelled 155,168 common shares for $4 million.
  Recognized the Canadian government’s Canada Emergency Wage Subsidy (CEWS) program assistance of $9 million.
  Increased U.S. rig activation costs contributed to higher average operating costs as a result of accelerated rig deployments during the quarter.
  Incurred $11 million of share-based compensation expense due to our increased share price and a $2 million charge relating to the reclassification of certain share-based compensation plans.

Precision’s President and CEO Kevin Neveu stated:

“I am pleased with Precision’s response to the rebounding North American drilling market during the first quarter of 2021. Our current active U.S. rig count sits at 40 rigs, a milestone achieved several weeks earlier than previously anticipated and represents a 40% increase since the beginning of the year. In Canada, which is now experiencing the seasonal break-up slowdown, we are operating 20 rigs, an increase of 100% from this time last year. During the first quarter, Precision added eight new Alpha customers and increased paid days from AlphaAutomation by 27% from the fourth quarter, demonstrating increased market penetration for our Alpha digital technologies. Additionally, we fully commercialized 10 AlphaApps and achieved a similar increase in market penetration with that offering.”

“Precision’s international business continues to generate stable cash flow and we are encouraged with early pre-tendering exercises now underway in the region. It is beginning to appear that rig reactivations may track the relaxation of oil export limits. We remain confident in our ability to reactivate our three idled ultra-high spec rigs in Kuwait. We will also continue to explore opportunities to activate our other idle rigs in the region.”

“Our Well Servicing business has experienced a sharp uptick in customer demand and we anticipate the Canadian Federal government’s well abandonment program will continue to provide additional opportunities for the well service industry through the remainder of the year and in 2022. Approximately 15% of our first quarter activity related to well abandonments.”

“During the quarter, Precision generated $55 million in Adjusted EBITDA and $15 million in cash from operations, largely driven by improving industry activity levels, our strong market share and customer adoption of Precision’s Alpha technologies. We have reduced debt levels by $51 million year to date, despite the temporary seasonal working capital build in the first quarter and expect the benefit of a working capital release in the second quarter. I am confident that the steps we have taken to reduce our fixed costs will continue to maximize the free cash flow generating capabilities of Precision. We remain tightly focused on meeting or exceeding our debt reduction goals for the year along with our other stated priorities.”

“Precision’s ESG-related initiatives produced encouraging results during the quarter, most notably our efforts to progress emission-reduction alternatives for our customers. This includes formalizing partnerships with green energy providers to expand our offering of hybrid battery energy storage systems, bi-fuel systems and natural gas rig power systems. We are also piloting a GHG monitoring system, which will provide our customers with real-time insights to establish performance baselines and drive continued improvement through the entire operation. These initiatives are well complimented by our modern, digitally controlled and highly efficient Super Series rig fleet combined with our industry-leading Alpha digital portfolio. We remain committed to minimizing the environmental impact from our operations while continuing to demonstrate the leading Social and Governance practices for which Precision is well known.”

“Above all, Precision remains focused on the safety of our employees on our rigs, operating centers and corporate offices as we continue to execute our High Performance, High Value strategy during this pandemic. Precision employees have successfully confronted many associated challenges over the past 12 months and I am excited about the opportunities for our people as the recovery continues to take shape,” concluded Mr. Neveu.

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

(Stated in thousands of Canadian dollars, except per share amounts)	For the three months ended March 31,
	2021	2020	% Change
Revenue	236,473	379,484	(37.7)
Adjusted EBITDA(1)	54,539	101,904	(46.5)
Operating earnings (loss)(1)	(15,415)	22,599	(168.2)
Net loss	(36,106)	(5,277)	584.2
Cash provided by operations	15,422	74,953	(79.4)
Funds provided by operations(1)	43,430	81,317	(46.6)
Capital spending:
Expansion and upgrade	3,437	1,653	107.9
Maintenance and infrastructure	4,999	9,832	(49.2)
Intangibles	-	57	(100.0)
Proceeds on sale	(3,324)	(5,690)	(41.6)
Net capital spending	5,112	5,852	(12.6)
Net loss per share:
Basic	(2.70)	(0.38)	611.8
Diluted	(2.70)	(0.38)	611.8

(1)    See “NON-GAAP MEASURES.”

Operating Highlights

	For the three months ended March 31,
	2021	2020	% Change
Contract drilling rig fleet	227	227	-
Drilling rig utilization days:
U.S.	2,951	4,984	(40.8)
Canada	3,818	5,769	(33.8)
International	540	728	(25.8)
Revenue per utilization day:
U.S.(1) (US$)	22,133	23,878	(7.3)
Canada (Cdn$)	21,131	21,444	(1.5)
International (US$)	52,744	54,294	(2.9)
Operating cost per utilization day:
U.S. (US$)	15,106	14,534	3.9
Canada (Cdn$)	13,025	14,239	(8.5)

Service rig fleet	123	123	-
Service rig operating hours	34,903	34,365	1.6

(1)    Includes revenue from idle but contracted rig days.

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	March 31, 2021	December 31, 2020
Working capital(1)	161,632	175,423
Cash	77,831	108,772
Long-term debt	1,189,880	1,236,210
Total long-term financial liabilities	1,252,203	1,304,162
Total assets	2,795,596	2,898,878
Long-term debt to long-term debt plus equity ratio	0.47	0.47

(1)    See “NON-GAAP MEASURES.”

Summary for the three months ended March 31, 2021:

  Revenue this quarter was $236 million, 38% lower than the first quarter of 2020 and was primarily the result of lower contract drilling activity and day rates. Drilling rig utilization days, decreased by 41% in the U.S., 34% in Canada and 26% internationally, compared to the first quarter of 2020.
  Adjusted EBITDA (see “NON-GAAP MEASURES”) for the quarter was $55 million, $47 million lower than the previous year. Our Adjusted EBITDA as a percentage of revenue was 23% this quarter, compared with 27% in the comparative quarter. Adjusted EBITDA in the quarter was negatively impacted by lower activity and higher share-based compensation expense, partially offset by CEWS program assistance. Our increased share-based compensation charges in the quarter were attributable to our increased share price and reclassification of certain Performance Share Unit (PSU) share-based compensation plans, resulting in $2 million of incremental share-based compensation expense for the quarter. See discussion on share-based incentive compensation under “Other Items” later in this release for additional details.
  Operating loss (see “NON-GAAP MEASURES”) this quarter was $15 million compared with operating earnings of $23 million in the first quarter of 2020.
  General and administrative expenses this quarter were $21 million, $2 million higher than in 2020. Our higher general and administrative costs in 2021 were primarily due to increased share-based compensation charges, partially offset by CEWS program assistance of $1 million. Excluding share-based compensation and CEWS program assistance, our general and administrative expenses decreased by 36% as compared with the first quarter of 2020.
  Net finance charges were $22 million, a decrease of $5 million compared with the first quarter of 2020, primarily due to reduced interest expense related to retired debt.
  Revenue per utilization day in the U.S. decreased in the first quarter of 2021 to US$22,133 from US$23,878 in the prior year quarter. The decrease was the result of lower fleet average day rates and revenue from idle but contracted rigs, partially offset by higher turnkey activity. Operating costs on a per day basis increased to US$15,106 in the first quarter of 2021 compared with US$14,534 in 2020. The increase was mainly due to higher turnkey activity and reactivation expenses incurred on additional rig deployments. On a sequential basis, revenue per utilization day, excluding revenue from turnkey drilling and idle but contracted rigs, decreased by US$354 due to lower fleet average day rates, partially offset by higher operating cost recoveries, while operating costs per day increased by US$687 due to higher reactivation costs and labor-related expenses.
  In Canada, average revenue per utilization day for contract drilling rigs was $21,131 compared with $21,444 in the first quarter of 2020. The lower average revenue per utilization day in the first quarter of 2021 was primarily due to our rig mix. Average operating costs per utilization day for drilling rigs in Canada decreased to $13,025 compared with the prior year quarter of $14,239. The decrease was mainly due to the impact of the CEWS program assistance, cost reduction initiatives and rig mix.
  During the quarter, we recognized CEWS program assistance of $9 million, of which $8 million and $1 million were presented as offsets to our operating and general and administrative costs, respectively.
  We realized revenue from international contract drilling of US$28 million in the first quarter of 2021, as compared to US$40 million in the prior year period. The lower revenue in the current quarter was primarily due to lower activity as our average active rig count decreased by two. Average revenue per utilization day decreased 3% to US$52,744 from the comparable prior year quarter, primarily due to changes in service and rig mix.
  Cash and funds provided by operations (see “NON-GAAP MEASURES”) in the first quarter of 2021 were $15 million and $43 million, respectively, compared to $75 million and $81 million in the prior year comparative period.
  Capital expenditures were $8 million, a decrease of $3 million from the prior year quarter. Capital spending included $3 million for upgrade and expansion capital and $5 million for the maintenance of existing assets, infrastructure spending and intangibles.
  During the first quarter of 2021, we repurchased and cancelled 155,168 common shares for $4 million pursuant to our Normal Course Issuer Bid.

STRATEGY

Precision’s strategic priorities for 2021 are as follows:

  Grow revenue and market share through our digital leadership position – In the first quarter of 2021, Precision exited with 40 AC Super Triple Alpha-Rigs equipped with our AlphaAutomation platform. During the quarter, we commercialized 10 additional AlphaApps, bringing the total count to 16 with several more in development. In the first quarter alone, AlphaApp days reached over 1,200, which compares to approximately 2,300 for the full year 2020. This increase was largely driven by operational performance, additional revenue generating days and uptake on new customers utilizing the full suite of Alpha technologies. During the quarter, Precision added eight new AlphaAutomation customers and increased paid AlphaAutomation days, AlphaApp days and AlphaAnalytics days quarter-over-quarter by 27%, 40% and 15%, respectively.
  Demonstrate operational leverage to generate free cash flow and reduce debt – In the first quarter of 2021, Precision generated $15 million of cash provided by operations (see “NON-GAAP MEASURES”) and $3 million of cash proceeds from the divestiture of non-core assets. Using cash on hand and cash generated, we reduced our debt levels by $29 million as of March 31, 2021 and another $22 million subsequently, achieving total year to date debt reduction of $51 million. Precision exited the quarter with a cash balance of $78 million and US$36 million drawn on our US$500 million Senior Credit Facility. Precision also established a $20 million Canadian Real Estate Credit Facility, extending debt maturities while providing flexibility to reduce interest expenses and maintaining strong liquidity.
  Deliver leading ESG (environmental, social and governance) performance to strengthen customer and stakeholder positioning – In the first quarter of 2021, Precision initiated the formation of partnerships with green solution providers to expand our offering of energy storage systems, bi-fuel and natural gas generators. We are piloting the launch of a rig-based GHG (greenhouse gas) monitoring system and are in the deployment phase of a plug and play mobile natural gas generator and energy storage system for existing electricity-powered drilling rigs with a major customer.

OUTLOOK

The oilfield services industry outlook and customer sentiment has improved in recent months, largely due to vaccine announcements, reopening of economies and steadily increasing commodity prices. Although longer-term visibility remains limited, improved fundamentals from recovering global oil demand should further stabilize commodity prices and result in customers continuing to increase activity levels throughout the year. In this environment, our customers are expected to remain focused on capital discipline and maximizing operational efficiencies. We anticipate these industry dynamics will accelerate the industry’s transition toward service providers with the highest performing assets and competitive digital technology offerings. Pursuit of predictable and repeatable results will further drive field application of drilling automation processes to create additional cost efficiencies and performance value for customers.

Precision continues to closely monitor announcements of available government financial support and economic stimulus programs. We remain encouraged by the Government of Canada’s $1.7 billion well site abandonment and rehabilitation program, which will support industry activity levels and provide thousands of jobs throughout western Canada. The program will run through the end of 2022 with government funds provided in stages. As the use of service rigs is an integral part of the well abandonment process, our well servicing business is positioned to capture these opportunities as a result of our scale, operational performance and strong safety record. During the fourth quarter, we saw a continued rise in the number of approved abandonment applications and further distribution of program funding to oilfield service providers. Our abandonment service activity continued to increase in the first quarter of 2021 compared with the fourth quarter of 2020 and we expect further increases through the end of the well site abandonment and rehabilitation program in 2022.

During the second quarter of 2020, the Government of Canada introduced the CEWS program to subsidize a portion of employee wages for Canadian employers whose businesses have been adversely affected by COVID-19. The program is intended to help employers re-hire previously laid off workers, prevent further job losses and better position Canadian businesses to resume normal operations. For the three months ended March 31, 2021, we recognized $9 million in CEWS program assistance, presented as offsets to operating and general and administrative expenses of $8 million and $1 million, respectively. The CEWS program has benefitted both Precision and our employees as it has allowed us to retain a higher employment level for Canadian positions within our organization. We remain highly supportive of this effective government program.

Contracts

Year to date in 2021 we have entered into 14 term contracts. The following chart outlines the average number of drilling rigs under contract by quarter as of April 21, 2021. For those quarters ending after March 31, 2021, this chart represents the minimum number of long-term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional contracts and certain customers elect to pay contract cancellation fees.

	Average for the quarter ended 2020				Average for the quarter ended 2021
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average rigs under term contract as of April 21, 2021:
U.S.	41	32	26	24	21	24	17	13
Canada	5	4	3	4	6	6	6	6
International	8	8	6	6	6	6	6	6
Total	54	44	35	34	33	36	29	25

The following chart outlines the average number of drilling rigs that we had under contract for 2020 and the average number of rigs we have under contract as of April 21, 2021.

	Average for the year ended
	2020	2021
Average rigs under term contract as of April 21, 2021:
U.S.	31	19
Canada	4	6
International	7	6
Total	42	31

In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year.

Drilling Activity

The following chart outlines the average number of drilling rigs that we had working or moving by quarter for the periods noted.

	Average for the quarter ended 2020				Average for the quarter ended 2021
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31
Average Precision active rig count:
U.S.	55	30	21	26	33
Canada	63	9	18	28	42
International	8	8	6	6	6
Total	126	47	45	60	81

According to industry sources, as of April 21, 2021, the U.S. active land drilling rig count is down 17% from the same point last year while the Canadian active land drilling rig count is up 87%. To date in 2021, approximately 86% of the U.S. industry’s active rigs and 52% of the Canadian industry’s active rigs were drilling for oil targets, compared with 85% for the U.S. and 61% for Canada at the same time last year.

Capital Spending

Capital spending in 2021 is expected to be $54 million and includes $38 million for sustaining, infrastructure and intangibles and $16 million for upgrade and expansion. We expect that the $54 million will be split $50 million in the Contract Drilling Services segment, $3 million in the Completion and Production Services segment and $1 million to the Corporate segment. At March 31, 2021, Precision had capital commitments of $109 million with payments expected through to 2023.

SEGMENTED FINANCIAL RESULTS

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2021	2020	% Change
Revenue:
Contract Drilling Services	204,819	346,549	(40.9)
Completion and Production Services	32,544	33,663	(3.3)
Inter-segment eliminations	(890)	(728)	22.3
	236,473	379,484	(37.7)
Adjusted EBITDA:(1)
Contract Drilling Services	60,031	110,733	(45.8)
Completion and Production Services	7,802	3,235	141.2
Corporate and Other	(13,294)	(12,064)	10.2
	54,539	101,904	(46.5)

(1)   See “NON-GAAP MEASURES.”

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

(Stated in thousands of Canadian dollars, except where noted)	For the three months ended March 31,
	2021	2020	% Change
Revenue	204,819	346,549	(40.9)
Expenses:
Operating	138,121	222,329	(37.9)
General and administrative	6,667	8,770	(24.0)
Restructuring	-	4,717	n/m
Adjusted EBITDA(1)	60,031	110,733	(45.8)
Depreciation	65,232	75,724	(13.9)
Gain on asset disposals	(1,725)	(2,842)	(39.3)
Operating earnings (loss)(1)	(3,476)	37,851	(109.2)
Operating earnings (loss)(1) as a percentage of revenue	(1.7)%	10.9%

(1)   See “NON-GAAP MEASURES.”

United States onshore drilling statistics:(1)	2021		2020
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	33	378	55	764

(1)   United States lower 48 operations only.
(2)   Baker Hughes rig counts.

Canadian onshore drilling statistics:(1)	2021		2020
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	42	145	63	196

(1)   Canadian operations only.
(2)   Baker Hughes rig counts.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

(Stated in thousands of Canadian dollars, except where noted)	For the three months ended March 31,
	2021	2020	% Change
Revenue	32,544	33,663	(3.3)
Expenses:
Operating	23,390	26,626	(12.2)
General and administrative	1,352	1,479	(8.6)
Restructuring	-	2,323	n/m
Adjusted EBITDA(1)	7,802	3,235	141.2
Depreciation	4,001	4,283	(6.6)
Gain on asset disposals	(243)	(739)	(67.1)
Operating earnings (loss)(1)	4,044	(309)	(1,408.7)
Operating earnings (loss)(1) as a percentage of revenue	12.4%	(0.9)%
Well servicing statistics:
Number of service rigs (end of period)	123	123	-
Service rig operating hours	34,903	34,365	1.6
Service rig operating hour utilization	32%	31%

(1)   See “NON-GAAP MEASURES.”

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA (see “NON-GAAP MEASURES”) of $13 million as compared with $12 million in the first quarter of 2020. Our Adjusted EBITDA was negatively impacted by higher share-based compensation costs as a result of our increased share price and the reclassification of certain share-based compensation plans, partially offset by CEWS program assistance of $1 million. During the first quarter of 2020, we incurred restructuring charges of $3 million to better align our cost structure with reduced activity.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2020 Annual Report.

A summary of amounts expensed under these plans during the reporting periods are as follows:

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2021	2020
Cash settled share-based incentive plans	9,868	(6,393)
Equity settled share-based incentive plans:
Executive PSU	773	2,735
Stock option plan	131	386
Total share-based incentive compensation plan expense (recovery)	10,772	(3,272)

Allocated:
Operating	2,264	(973)
General and Administrative	8,508	(2,299)
	10,772	(3,272)

Cash settled share-based compensation expense increased by $16 million in the current quarter primarily due to our increasing share price and reclassification of Executive PSUs as a cash settled share-based incentive plan. Conversely, our equity settled share-based compensation expense for the first quarter of 2021 decreased by $2 million from the Executive PSU reclassification.

Finance Charges

Net finance charges were $22 million, a decrease of $5 million compared with the first quarter of 2020, primarily due to reduced interest expense related to retired debt.

Interest charges on our U.S. denominated long-term debt in the first quarter of 2021 were US$16 million ($20 million) as compared with US$19 million ($26 million) in 2020.

Income Tax

Income tax recovery for the quarter was $2 million, consistent with 2020. As compared with the first quarter of 2020, we had a lower income tax recovery as a percentage of loss before income taxes as we did not recognize deferred tax assets on certain Canadian and international operating losses.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Amount	Availability	Used for	Maturity
Senior credit facility (secured)
US$500 million (extendible, revolving term credit facility with US$300 million accordion feature)	US$36 million drawn and US$32 million in outstanding letters of credit	General corporate purposes	November 21, 2023
Real estate credit facilities (secured)
US$10 million	Fully drawn	General corporate purposes	November 19, 2025
$20 million	Fully drawn	General corporate purposes	March 16, 2026
Operating facilities (secured)
$40 million	Undrawn, except $7 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short-term working capital requirements
Demand letter of credit facility (secured)
US$30 million	Undrawn, except US$2 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$286 million – 7.75%	Fully drawn	Debt redemption and repurchases	December 15, 2023
US$263 million – 5.25%	Fully drawn	Capital expenditures and general corporate purposes	November 15, 2024
US$348 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026

At March 31, 2021, we had $1,205 million outstanding under our Senior Credit Facility, Real Estate Credit Facilities and unsecured senior notes as compared with $1,250 million at December 31, 2020. To provide additional liquidity during the quarter, we established a $20 million Canadian Real Estate Credit Facility secured by real properties in Alberta, Canada.

The current blended cash interest cost of our debt is approximately 6.6%.

Covenants

Following is a listing of applicable financial covenants and their calculations for our Senior Credit Facility and Real Estate Credit Facilities:

	Covenant	At March 31, 2021
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	< 2.50	0.30
Consolidated covenant EBITDA to consolidated interest expense	> 1.25	2.14
Real Estate Credit Facilities
Consolidated covenant EBITDA to consolidated interest expense	> 1.25	2.14

(1) For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

At March 31, 2021, we were in compliance with the covenants of our Senior Credit Facility and Real Estate Credit Facilities.

Average shares outstanding

The following table reconciles the weighted average shares outstanding used in computing basic and diluted net loss per share:

	For the three months ended March 31,
(Stated in thousands)	2021	2020
Weighted average shares outstanding – basic	13,349	13,771
Effect of stock options and other equity compensation plans	—	—
Weighted average shares outstanding – diluted	13,349	13,771

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)	2020			2021
Quarters ended	June 30	September 30	December 31	March 31
Revenue	189,759	164,822	201,688	236,473
Adjusted EBITDA(1)	58,465	47,771	55,263	54,539
Net loss	(48,867)	(28,476)	(37,518)	(36,106)
Net loss per basic and diluted share	(3.56)	(2.08)	(2.74)	(2.70)
Funds provided by operations(1)	26,639	27,489	35,282	43,430
Cash provided by operations	104,478	41,950	4,737	15,422

(Stated in thousands of Canadian dollars, except per share amounts)	2019			2020
Quarters ended	June 30	September 30	December 31	March 31
Revenue	359,424	375,552	372,301	379,484
Adjusted EBITDA(1)	81,037	97,895	105,006	101,904
Net loss	(13,801)	(3,534)	(1,061)	(5,277)
Net loss per basic and diluted share	(0.93)	(0.23)	(0.08)	(0.38)
Funds provided by operations(1)	40,950	79,930	75,779	81,317
Cash provided by operations	106,035	66,556	74,981	74,953

(1)   See “NON-GAAP MEASURES.”

IMPACT OF COVID-19

In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. Governments worldwide, including those countries in which Precision operates, have enacted emergency measures to combat the spread of the virus. These measures, which include the implementation of lockdowns, travel bans, quarantine periods and social distancing, have caused a material disruption to businesses globally resulting in an economic slowdown and decreased demand for oil. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions; however, the success of these interventions is not yet determinable. The situation remains dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect on us is not known at this time.

Financial Impacts

The current challenging economic climate may have significant adverse impacts on Precision including, but not limited to, substantial reductions in revenue and cash flows, increased risk of non-collection of accounts receivable and future impairments of property, plant and equipment and intangible assets.

Our estimates and judgements made in the preparation of our financial statements are increasingly difficult and subject to a higher degree of measurement uncertainty during this volatile period.

At March 31, 2021, we reviewed each cash-generating unit (CGU) and did not identify any indications of impairment. Accordingly, we did not test our CGUs for impairment.

Operational impacts

During the pandemic, the oil and natural gas extractive services industry has been classified as an “essential service” and Precision’s operations, including all field operations, technical support centres and administration groups, have remained open. The vertical integration of our operations has ensured minimal supply chain constraints and service disruptions.

To manage the additional safety risks presented by COVID-19, we implemented a comprehensive infectious disease plan and added safety, sanitization and physical distancing procedures. Precision’s procedures are in accordance with recommendations from the World Health Organization, Center for Disease Control and various federal, state and provincial government health authorities.

Liquidity

Despite the challenges posed by COVID-19, we have maintained a strong liquidity position. We exited the quarter with a cash balance of $78 million and $595 million of available borrowing capacity under our secured credit facilities, providing us with $673 million of total liquidity as compared with $661 million at December 31, 2020. We expect that cash provided by operations, cash on hand and our sources of financing, including our Senior Credit Facility, will be sufficient to meet our debt obligations and fund committed and future capital expenditures.

NON-GAAP MEASURES

In this release we reference non-GAAP (Generally Accepted Accounting Principles) measures. Adjusted EBITDA, Covenant EBITDA, Operating Earnings (Loss), Funds Provided by (Used in) Operations and Working Capital are terms used by us to assess performance as we believe they provide useful supplemental information to investors. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies.

Adjusted EBITDA

We believe that Adjusted EBITDA (earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on assets disposals and depreciation and amortization), as reported in the Interim Consolidated Statement of Net Loss, is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Covenant EBITDA

Covenant EBITDA, as defined in our Senior Credit Facility agreement, is used in determining the Corporation’s compliance with its covenants. Covenant EBITDA differs from Adjusted EBITDA by the exclusion of bad debt expense, restructuring costs, certain foreign exchange amounts and the deduction of cash lease payments incurred after December 31, 2018.

Operating Earnings (Loss)

We believe that operating earnings (loss) is a useful measure because it provides an indication of the results of our principal business activities before consideration of how those activities are financed and the impact of foreign exchange and taxation. Operating earnings is calculated as follows:

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2021	2020
Revenue	236,473	379,484
Expenses:
Operating	160,621	248,227
General and administrative	21,313	19,535
Restructuring	—	9,818
Depreciation and amortization	72,013	82,914
Gain on asset disposals	(2,059)	(3,609)
Operating earnings (loss)	(15,415)	22,599
Foreign exchange	(64)	2,691
Finance charges	22,446	27,580
Gain on repurchase of unsecured notes	—	(850)
Loss before income taxes	(37,797)	(6,822)

Funds Provided By (Used In) Operations

We believe that funds provided by (used in) operations, as reported in the Interim Consolidated Statements of Cash Flow, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital, which is primarily made up of highly liquid balances.

Working Capital

We define working capital as current assets less current liabilities as reported on the Interim Consolidated Statement of Financial Position.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this release, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

  our strategic priorities for 2021;
  our capital expenditure plans for 2021;
  anticipated activity levels in 2021;
  anticipated demand for our drilling rigs;
  the average number of term contracts in place for 2021;
  anticipated cash savings and liquidity;
  customer adoption of Alpha technologies;
  potential commercial opportunities and rig contract renewals; and
  our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
  the success of our response to the COVID-19 global pandemic;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the level of oil and natural gas exploration and development activities;
  fluctuations in the demand for contract drilling, directional drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  the success of vaccinations for COVID-19 worldwide;
  changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  liquidity of the capital markets to fund customer drilling programs;
  availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
  the impact of weather and seasonal conditions on operations and facilities;
  competitive operating risks inherent in contract drilling, directional drilling, well servicing and ancillary oilfield services;
  ability to improve our rig technology to improve drilling efficiency;
  general economic, market or business conditions;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2020, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this report are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	March 31, 2021	December 31, 2020
ASSETS
Current assets:
Cash	$77,831	$108,772
Accounts receivable	220,878	207,209
Inventory	25,605	26,282
Total current assets	324,314	342,263
Non-current assets:
Deferred tax assets	1,265	1,098
Right-of-use assets	53,122	55,168
Property, plant and equipment	2,390,395	2,472,683
Intangibles	26,500	27,666
Total non-current assets	2,471,282	2,556,615
Total assets	$2,795,596	$2,898,878

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$145,128	$150,957
Income taxes payable	4,181	3,702
Current portion of lease obligations	11,155	11,285
Current portion of long-term debt	2,218	896
Total current liabilities	162,682	166,840

Non-current liabilities:
Share-based compensation	7,747	11,507
Provisions and other	7,465	7,563
Lease obligations	47,111	48,882
Long-term debt	1,189,880	1,236,210
Deferred tax liabilities	18,371	21,236
Total non-current liabilities	1,270,574	1,325,398
Shareholders’ equity:
Shareholders’ capital	2,281,444	2,285,738
Contributed surplus	73,819	72,915
Deficit	(1,125,700)	(1,089,594)
Accumulated other comprehensive income	132,777	137,581
Total shareholders’ equity	1,362,340	1,406,640
Total liabilities and shareholders’ equity	$2,795,596	$2,898,878

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET LOSS (UNAUDITED)

(Stated in thousands of Canadian dollars, except per share amounts)	Three Months Ended March 31,
	2021	2020

Revenue	$236,473	$379,484
Expenses:
Operating	160,621	248,227
General and administrative	21,313	19,535
Restructuring	—	9,818
Earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	54,539	101,904
Depreciation and amortization	72,013	82,914
Gain on asset disposals	(2,059)	(3,609)
Foreign exchange	(64)	2,691
Finance charges	22,446	27,580
Gain on repurchase of unsecured senior notes	—	(850)
Loss before income taxes	(37,797)	(6,822)
Income taxes:
Current	784	1,059
Deferred	(2,475)	(2,604)
	(1,691)	(1,545)
Net loss	$(36,106)	$(5,277)
Net loss per share:
Basic	$(2.70)	$(0.38)
Diluted	$(2.70)	$(0.38)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars)	2021	2020
Net loss	$(36,106)	$(5,277)
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(20,998)	157,008
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt	15,909	(118,156)
Tax benefit related to net investment hedge of long-term debt	285	—
Comprehensive income (loss)	$(40,910)	$33,575

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars)	2021	2020
Cash provided by (used in):
Operations:
Net loss	$(36,106)	$(5,277)
Adjustments for:
Long-term compensation plans	7,148	(703)
Depreciation and amortization	72,013	82,914
Gain on asset disposals	(2,059)	(3,609)
Foreign exchange	558	2,872
Finance charges	22,446	27,580
Income taxes	(1,691)	(1,545)
Other	3	60
Gain on repurchase of unsecured senior notes	—	(850)
Income taxes paid	(161)	(820)
Interest paid	(18,766)	(19,495)
Interest received	45	190
Funds provided by operations	43,430	81,317
Changes in non-cash working capital balances	(28,008)	(6,364)
	15,422	74,953
Investments:
Purchase of property, plant and equipment	(8,436)	(11,485)
Purchase of intangibles	—	(57)
Proceeds on sale of property, plant and equipment	3,324	5,690
Changes in non-cash working capital balances	(4,802)	(3,526)
	(9,914)	(9,378)
Financing:
Issuance of long-term debt	20,000	—
Repayments of long-term debt	(49,425)	(40,554)
Repurchase of share capital	(4,294)	(5,244)
Debt issuance costs	(244)	—
Debt amendment fees	—	(21)
Lease payments	(1,621)	(1,728)
	(35,584)	(47,547)
Effect of exchange rate changes on cash	(865)	4,273
Increase (decrease) in cash	(30,941)	22,301
Cash, beginning of period	108,772	74,701
Cash, end of period	$77,831	$97,002

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2021	$2,285,738	$72,915	$137,581	$(1,089,594)	$1,406,640
Net loss for the period	—	—	—	(36,106)	(36,106)
Other comprehensive loss for the period	—	—	(4,804)	—	(4,804)
Share repurchases	(4,294)	—	—	—	(4,294)
Share-based compensation reclassification	—	(1,455)	—	—	(1,455)
Share-based compensation expense	—	2,359	—	—	2,359
Balance at March 31, 2021	$2,281,444	$73,819	$132,777	$(1,125,700)	$1,362,340

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2020	$2,296,378	$66,255	$134,255	$(969,456)	$1,527,432
Net loss for the period	—	—	—	(5,277)	(5,277)
Other comprehensive income for the period	—	—	38,852	—	38,852
Share repurchases	(5,244)	—	—	—	(5,244)
Share-based compensation reclassification	—	(1,498)	—	—	(1,498)
Share-based compensation expense	—	3,121	—	—	3,121
Balance at March 31, 2020	$2,291,134	$67,878	$173,107	$(974,733)	$1,557,386

FIRST QUARTER 2021 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Thursday, April 22, 2021.

The conference call dial in numbers are 1-844-515-9176 or 614-999-9312.

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Relations”, then “Webcasts & Presentations.” Shortly after the live webcast, an archived version will be available for approximately 60 days.

An archived version of the webcast will be available for approximately 60 days. An archived recording of the conference call will be available approximately one hour after the completion of the call until April 26, 2021 by dialing 855-859-2056 or 404-537-3406, passcode 6870957.

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as “Alpha” that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment and directional drilling services all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS.”

For further information, please contact:

Carey Ford, Senior Vice President and Chief Financial Officer
713.435.6100

Dustin Honing, Director, Investor Relations and Corporate Development
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com